Exhibit 21.1

Subsidiaries of eOn Communications Corporation

Cortelco China Corporation, a California corporation

eOn Communications (Beijing) Corporation Limited

eOn IP Voice, Inc.

Cortelco Systems Holding Corp.

Cortelco, Inc.

Cortelco Puerto Rico